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                     April 26, 2024

       Jack Anders
       Chief Financial Officer
       Revolution Medicines, Inc.
       700 Saginaw Drive
       Redwood City, CA 94063

                                                        Re: Revolution
Medicines, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39219

       Dear Jack Anders:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences